Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Standard Lithium Ltd. (the “Company”)
Suite 1625 – 1075 West Georgia Street Vancouver, BC V6E 3C9

Item 2.	Date of Material Change

October 20, 2025

Item 3.	News Release

The news release was disseminated by Globe Newswire on October 20, 2025, and was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

The Company announced closing of an underwritten public offering (the “Offering”) of 29,885,057 common shares (the “Common Shares”) at a price of US $4.35 per Common Share (the “Issue Price”) for aggregate gross proceeds to the Company of approximately US $130 million.

Item 5.	Full Description of Material Change

The Company announced closing of the Offering of 29,885,057 Common Shares for gross proceeds of approximately US $130 million.

The Offering was conducted through a syndicate of underwriters led by Morgan Stanley and Evercore ISI as co-lead book-running managers and included BMO Capital Markets, as a book-running manager, Canaccord Genuity, Raymond James, Roth Capital Partners and Stifel (together, the “Underwriters”).

The Company also granted the Underwriters an option to purchase up to 4,482,758 additional Common Shares at the Issue Price, exercisable, in whole or in part, for up to 30 days after the closing of the Offering.

The Company intends to use the net proceeds from the Offering to fund capital expenditures at the South West Arkansas Project and the Franklin Project in East Texas (each, as defined in the Prospectus Supplement (as defined below)), and for working capital and for general corporate purposes.

In connection with the Offering, the Company filed, with the securities commissions in all of the provinces and territories of Canada, a final prospectus supplement (the “Prospectus Supplement”) to the Company’s existing base shelf prospectus (the “Base Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada, and filed a final prospectus supplement in the United States (the “U.S. Prospectus Supplement”, together with the Prospectus Supplement, the “Prospectus Supplements”) to the Company’s existing base shelf prospectus (the “U.S. Base Shelf Prospectus”, together with the Base Shelf Prospectus, the “Base Shelf Prospectuses”) forming part of an effective registration statement on Form F-10 (File No. 333-289110) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

The Offering was made in the United States and in each of the provinces and territories of Canada, except Quebec. The Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement contain important information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement and the documents incorporated by reference therein before making an investment decision.

The Prospectus Supplement (together with the related Base Shelf Prospectus) is available on SEDAR+ at www.sedarplus.ca. The U.S. Prospectus Supplement (together with the Registration Statement) is available on the SEC’s website at www.sec.gov. Alternatively, the Prospectus Supplement (together with the related Base Shelf Prospectus) may be obtained upon request by contacting Morgan Stanley Canada Limited: Morgan Stanley and Co. LLC, 180 Varick St, 2nd Floor, or BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and the U.S. Prospectus Supplement (together with the Registration Statement) may be obtained upon request by contacting Morgan Stanley & Co. LLC: 180 Varick St, 2nd Floor, or Evercore Group L.L.C.: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200 or by e-mail at ecm.prospectus@evercore.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

David Park
Chief Executive Officer
(604) 409-8154 | investors@standardlithium.com

Item 9.	Date of Report

October 24, 2025

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. The forward-looking statements contained herein may include, but are not limited to, information concerning the anticipated use of proceeds from the Offering and statements regarding the anticipated benefits and impacts of the Offering. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, the proceeds of the Offering being deployed as anticipated, and the anticipated benefits and impacts of the Offering being realized. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: the anticipated use of proceeds from any offering made under the Company’s Base Shelf Prospectuses and any offerings to be conducted thereunder, including the Offering, the benefits and impacts of the Offering not being as anticipated, the risks and uncertainties relating to exploration and development, the ability of the Company to obtain additional financing, the need to comply with environmental and governmental regulations in Canada and the United States, fluctuations in the prices of commodities, operating hazards and risks, competition and other risks and uncertainties and other such factors as are set forth in the Base Shelf Prospectuses and the Prospectus Supplements, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. and on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.